

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

DIVISION OF
CORPORATION FINANCE

December 12, 2023

Roger James Hamilton
Chief Executive Officer
Genius Group Ltd
8 Amoy Street, #01-01
Singapore 049950

>**Re: Genius Group Ltd**
>**Amendment No. 2 to Registration Statement on Form F-1**
>**Response dated November 29, 2023**
>**File No. 333-273841**

Dear Roger James Hamilton:

We have reviewed your amended registration statement and have the following comment.

Please respond to this letter by amending your registration statement and providing the requested information. If you do not believe a comment applies to your facts and circumstances or do not believe an amendment is appropriate, please tell us why in your response.

After reviewing any amendment to your registration statement and the information you provide in response to this letter, we may have additional comments. Unless we note otherwise, any references to prior comments are to comments in our November 22, 2023 letter.

Amendment No. 2 to Registration Statement on Form F-1

General

1.   We note your response to prior comment 2, as well as your previous related responses. While we do not have any further comments at this time regarding your responses, please confirm your understanding that our decision not to issue additional comments should not be interpreted to mean that we either agree or disagree with your responses, including any conclusions you have made, positions you have taken, and practices you have engaged in or may engage in with respect to this matter.

Please contact Kate Beukenkamp at 202-551-3861 or Dietrich King at 202-551-8071 with any questions.

Sincerely,

Division of Corporation Finance
Office of Trade & Services

cc: Jolie Kahn